

May 4, 2017

Mr. Joseph L. Hooley
Chief Executive Officer
State Street Corporation
One Lincoln Street
Boston, MA 02111

> **Re:** **State Street Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 17, 2017**
> **File No. 001-07511**

Dear Mr. Hooley:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Note 13. Contingencies, page 172

1. For loss contingencies with at least a reasonable possibility that a loss exceeding amounts recognized may have been incurred, please revise future filings to disclose the nature of the contingency and:

   - the amount or range of reasonably possible losses in excess of amounts recognized,
   - that the amount or range of reasonably possible losses in excess of amounts recognized cannot be estimated, or
   - that reasonably possible losses in excess of amounts recognized are not material to your financial statements.

   Please refer to ASC 450-20-50.

   We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. We believe an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. In this regard, you may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3437 with any questions.

Sincerely,

Michael Volley
Staff Accountant
Office of Financial Services